Steven B. Stokdyk
(213) 891-7421	633 West Fifth Street, Suite 4000
steven.stokdyk@lw.com	Los Angeles, California 90071-2007
Tel: +213.485.1234 Fax: +213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
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December 19, 2007	Hong Kong	San Diego
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File No. 039821-0004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Tim Buchmiller

Re:                               Tenet Healthcare Corporation, Inc. Definitive Proxy Statement

Dear Mr. Buchmiller:

On behalf of Tenet Healthcare Corporation, Inc. (“Tenet” or the “Company”), we confirm receipt of the letter dated December 7, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to its 2006 Definitive Proxy Statement (the “Proxy Statement”).  We are responding on behalf of the Company to the Staff’s comment.  The Staff’s comment is set forth below in italics, followed by the Company’s response.  Defined terms used herein and not defined herein have the meanings set forth in the Proxy Statement.

1.                                      We note your response to prior comment 12.  Under Item 402(a)(3)(ii) of Regulation S-K, the term “principal financial officer” encompasses all persons who served in that capacity during the last completed fiscal year.  Accordingly, if a person (i) served as principal financial officer of the registrant at some point during the last fiscal year, (ii) was not the principal financial officer at the end of the last fiscal year, but (iii) was, nevertheless, at the end of the last fiscal year, one of the registrant’s three most highly compensated executive officers (serving in a different capacity) other than the principal executive officer and principal financial officer, such a person would be a named executive officer of the registrant under Item 402(a)(3)(ii) of Regulation S-K, and three different executive officers (other than those persons who served as the principal executive officer or principal financial officer during the last completed fiscal year) would be named executive officers for purposes of Item 402(a)(3)(iii)  Please confirm that you will comply with our prior comment 12 in all applicable future filings.

                The Company confirms that it will comply with prior comment 12 in all applicable future filings.

We are filing this letter via EDGAR and also faxing it to you.  If you have any questions or comments regarding this response letter, please do not hesitate to contact me at (213) 891-7421.

Sincerely,

/s/ STEVEN B. STOKDYK

Steven B. Stokdyk
of LATHAM & WATKINS LLP